

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Via E-mail
Mr. Leon Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Apollo Global Management, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-35107**

Dear Mr. Black:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 6

Regulatory and Compliance Matters, page 17

1.   Please provide a definition of what a "relying advisor" is and how it differs from a directly registered investment advisor.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

Assets Under Management – Fee-Generating/Non-Fee Generating, page 71

2.   We note your tabular presentation summarizing the changes in total AUM for each of your segments on page 76. Please clarify which line item includes the change from foreign exchange rate fluctuations. In future filings, revise your MD&A where you provide summaries of changes in AUM to disaggregate your market and foreign exchange appreciation (depreciation) amounts.

Results of Operations, page 93

Revenues, page 94

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 94

3. In future filings, please expand your discussion of the qualitative and quantitative factors impacting your carried interest income from affiliates during the year by identifying the underlying drivers and quantifying their related impact where applicable. For example, discuss some of the factors (e.g. oil prices, energy exposure, foreign exposure, other, etc.) leading to a decline in carried interest income from Fund VI and Fund VII and quantify the impact of those factors, where applicable. Refer to Item 303(a)(3) of Regulation S-K and provide us with a draft of your planned future disclosure.

Item 8. Financial Statements and Supplementary Data, page 144

Notes to Consolidated Financial Statements, page 151

Note 4. Investments, page 169

4. We note your tabular presentation of investments at fair value on page 169 showing a fair value of $2.1 billion and $1.9 billion for your investment in AAA as of December 31, 2014 and 2013, respectively. Please provide us with your significance tests for this investment in determining whether separate financial statements are required in accordance with Rule 3-09 of Regulation S-X.

Note 6. Fair Value Measurements of Financial Instruments, page 178

5. With respect to the valuation technique, quantitative inputs and assumptions used to measure the fair value of the investment in Athene Holding disclosed in the table on page 182, please address the following:

- We note your discussion on page 125 indicates that you gave consideration to the control deficiencies and potential adjustments related to Athene in your determination of fair value of the investment. Explain how those control deficiencies and potential adjustments impacted your quantitative inputs and assumptions (e.g. WACC, discount rate, projected future cash flows, other, etc.) for measuring fair value.

- In your determination of fair value, explain to us how you have considered peer company multiples in your quantitative inputs and assumptions, and in doing so, if you included peer companies with material weaknesses in their internal controls that experienced delays in the timely delivery of GAAP financial statements as benchmarks.

- In light of the potential adjustments and material weaknesses in controls of Athene, explain to us the procedures you performed to validate the underlying projections and information used in determining fair value. As part of your response, discuss the results of back-testing procedures performed on projections used for previous periods and whether the adjustments would have any impact on the fair value determined in prior periods.

Item 11. Executive Compensation, page 243

Bonus, page 244

6.   Please provide more information on how you determine who will receive a discretionary bonus and how much is paid. The discussion should describe the factors the Managing Partners considered in exercising their discretion.

Employment, Non-Competition and Non-Solicitation Agreement with Chairman and Chief Executive Officer and Chief Financial Officer, page 247

7.   Please describe the key terms of the non-competition and non-solicitation portions of the agreements with Messrs. Black and Kelly.

Director Compensation, page 253

8.   It appears that the "#" symbol under the Stock Awards entry for your director compensation chart should be a "$." If true, please ensure that it is correct in future filings.

Item 13. Certain Relationships and Related Party Transactions, page 258

Investment in Apollo Funds, page 263

9.   We note the disclosures of the distributions to your officers and directors and note that the investments are not subject to management fees and in certain circumstances are not subject to carried interest. Please explain the basis for your belief that these benefits are not required to be disclosed as perquisites and personal benefit in the summary compensation table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief